EXHIBIT 99.1

Osisko Development Announces US$125 Million Bought Deal Public Offering of Common Shares to Advance Mineral Resource-to-Reserve Conversion Toward Mine Plan Integration at the Cariboo Gold Project

THE BASE SHELF PROSPECTUS IS ACCESSIBLE, AND THE CANADIAN PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS, UNDER THE COMPANY'S ISSUER PROFILE ON SEDAR+.

MONTREAL, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has entered into an agreement with National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 35,311,000 common shares of the Company (each, a "Share"), at a price of US$3.54 per Share (the "Offering Price"), for gross proceeds of US$125,000,940 (the "Base Offering").

The Company intends to use the net proceeds of the Offering to fund infill conversion drilling and at depth exploration at the Cariboo Gold Project and for general working capital purposes, as further described in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement (each as defined below).

The Company has granted the Underwriters an option to purchase up to an additional 5,296,650 Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes, for additional gross proceeds of up to US$18,750,141 (the "Over-Allotment Option" and together with the Base Offering, the "Offering"), exercisable in whole or in part, at any time on or prior to the date that is 30 days following the Closing Date (as defined below).

The Offering is being made in Canada by way of a prospectus supplement (the "Canadian Prospectus Supplement") to the short form base shelf prospectus of the Company dated December 23, 2025 (the "Base Shelf Prospectus"), which Canadian Prospectus Supplement is being filed by the Company with the securities regulatory authorities in each of the provinces and territories of Canada, and is being made in the United States by way of a prospectus supplement (the "U.S. Prospectus Supplement") to the base shelf prospectus contained in the Company's effective registration statement on Form F-10 (File No. 333-292328) (the "Registration Statement"), which U.S. Prospectus Supplement is being filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"). The Offering may also be made available in certain jurisdictions outside of Canada and the United States on a private placement basis in accordance with applicable securities laws and as agreed to between the Company and the Underwriters. Before investing, prospective investors in Canada should read the Base Shelf Prospectus, the Canadian Prospectus Supplement, when available, and the documents incorporated by reference therein, and prospective investors in the United States should read the Registration Statement (including the Base Shelf Prospectus), the U.S. Prospectus Supplement and the documents incorporated by reference therein.

Access to the Base Shelf Prospectus, the Canadian Prospectus Supplement and any amendments to such documents are provided in accordance with Canadian securities legislation relating to procedures for providing access to a base shelf prospectus, a shelf prospectus supplement and any amendment to such documents. A copy of the Base Shelf Prospectus is, and a copy of the Canadian Prospectus Supplement relating to the Offering will be (within two business days from the date hereof), accessible under the Company's profile on SEDAR+ at www.sedarplus.ca. You may access a copy of the Registration Statement (including the Base Shelf Prospectus) and the U.S. Prospectus Supplement for free by visiting the Company's profile on EDGAR on the SEC website at www.sec.gov.

An electronic or paper copy of the Base Shelf Prospectus, Registration Statement, the Canadian Prospectus Supplement, the U.S. Prospectus Supplement and any amendment to such documents may be obtained, without charge, upon request in Canada by contacting National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, by telephone at (416)-869-8414 or by email at NBF-Syndication@bnc.ca, or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario, M5J 0C2, Attention: Distribution Centre, or by email at Distribution.RBCDS@rbccm.com, or Cantor Fitzgerald Canada Corporation, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, Ontario, M5H 3M7, or by email at ecmcanada@cantor.com, and in the United States by contacting National Bank of Canada Financial Inc., Attn: Equity Capital Markets, 65 E. 55th St., 8th Floor, New York, New York, 10022, by telephone at (416)-869-8414 or by email at NBF-Syndication@bnc.ca, or RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York, 10281-8098, Attention: Equity Syndicate, by telephone at (877)-822-4089 or by email at equityprospectus@rbccm.com, or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York, 10022, or by email at prospectus@cantor.com, and in each case by providing the contact with an email address or address, as applicable.

The Base Offering is expected to close on or about January 30, 2026 (the "Closing Date") and is subject to the Company receiving all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange and listing approval of the New York Stock Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email:sroosen@osiskodev.com	Email:prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”). Such forward-looking statements are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or potential outcomes. Such forward-looking statements in this news release may include, without limitation, statements pertaining to: the use of the net proceeds of the Offering, the timing and ability of the Company to complete the Offering on the terms described herein and within the proposed timeline, the ability to obtain the necessary regulatory authority approvals, including the conditional acceptance of the TSX Venture Exchange and/or the listing approval of the New York Stock Exchange, and the Company's strategy and objectives relating to the Cariboo Gold Project. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the New York Stock Exchange and the TSX Venture Exchange (if at all), risks related to exploration, development and operation of the Cariboo Gold Project, general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise these forward-looking statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.